

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Thomas F. Ackerman
Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

> **Re:** **Charles River Laboratories International, Inc.**
> **Form 10-K for the year ended December 26, 2009**
> **Form 10-Q for the Quarter ended June 26, 2010**
> **File No. 1-15943**

Dear Mr. Ackerman:

We have reviewed your September 30, 2010 response to our September 3, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 26, 2009

Notes to Consolidated Financial Statements

2. Business Acquisitions, page 69

1.   We acknowledge your response to our comment two. Please revise your proposed disclosure to discuss the expected synergies from combining operations of the acquiree and the acquirer. Refer to ASC 805-30-50-1a.

2.   We acknowledge your response to our comment three. Although you addressed why there were no customer relationship intangible assets in your acquisition of SPC, you do not appear to explain why you did not record any core technology intangible assets. In this regard, it would appear that any core technology intangible of SPC would be separable from both acquired in-process research and development projects and goodwill and would be amortizable immediately upon completion of the acquisition. Please explain to us how many individual research projects are subsumed in your acquired

IPR&D and why you do not reflect separately any core technology platform utilized by each of these projects.

Form 10-Q for the Quarter ended June 26, 2010

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Income Taxes, page 21

3.   We acknowledge your response to our comment six. Please provide us the additional disclosure you intend to include in future filings as to the application of your indefinite reinvestment policy. Please include in your revised disclosure the circumstances for which the company has changed its policy relating to repatriated earnings, similar to that provided in your response.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant